Exhibit 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Royal Group Technologies Limited (the "Company")
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2	Date of Material Change
November 29, 2004

Item 3	News Release
A press release was issued on November 29, 2004 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4	Summary of Material Change

On November 29, 2004, the Company announced that the Special Committee of independent directors, acting on the authority previously provided by the Board of Directors, has terminated for cause Douglas Dunsmuir, the Company's President and Chief Executive Officer, and Ron Goegan, its Senior Vice-President and Chief Financial Officer.

The Special Committee also dismissed Vic De Zen as Chairman of the Board. The Special Committee determined that Mr. De Zen, who resigned on December 18, 2003 as the Company's co-Chief Executive Officer, Mr. Dunsmuir, and Mr. Goegan are not entitled to receive termination severance. The Special Committee has requested that all three resign as directors of the Company.

On November 8, 2004, the Company announced that the Special Committee retained Kroll Lindquist Avey (Kroll) to carryout forensic accounting work beyond the scope of the investigation that it completed earlier this year. The earlier work by Kroll, completed at the end of April 2004, concerned transactions between Royal Group and the Royal St. Kitts beach resort development, majority-owned by Mr. De Zen.

In the early stages of its additional forensic work under the new mandate, Kroll identified and brought to the attention of the Special Committee information regarding a related-party land transaction completed in 1998, involving Mr. De Zen, Mr. Dunsmuir, and others, and which Mr. Goegan facilitated. The transaction concerned the purchase in Woodbridge, Ontario of approximately 185 acres of land by a numbered company, owned by Mr. De Zen and certain associates, including Mr. Dunsmuir, for $20.5 million. Immediately after the closing of that purchase the property was sold to Royal Group for approximately $27 million. The fact that the land purchase was a related-party transaction was not brought to the attention of the Board of Directors in 1998. The Board also was not informed about the profit that the related party would make on the purchase. The purchase was not authorized by the Board.

The Special Committee also terminated for cause and without severance two other non-executive employees of the Company, engaged in its tool and die manufacturing operations, Fortunato Bordin and Domenic D'Amico, as the result of their participation in the related-party land purchase transaction as investors in the numbered company.

Item 5	Full Description of Material Change
Please see the press release attached hereto as Schedule "A".

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7	Omitted Information
Not applicable.

Item 8	Executive Officer
For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report
November 29, 2004

Schedule "A"

Royal Group Technologies Appoints James Sardo as Interim President and CEO, and Robert Lamoureux as Interim CFO

-	Appointments follow terminations of company's President and CEO, and CFO
-	Vic De Zen removed as Chairman
-	Terminations resulted from documents, newly found by forensic accountants retained by Special Committee, concerning the executives' roles in a related-party land transaction in 1998

    TORONTO, Nov. 29 /CNW/ - Royal Group Technologies Limited (Royal Group or the company) (RYG.SV-TSX, RYG-NYSE) today announced that the Special Committee of independent directors, acting on the authority previously provided by the Board of Directors, has terminated for cause Douglas Dunsmuir, the company's President and Chief Executive Officer, and Ron Goegan, its Senior Vice-President and Chief Financial Officer.

    The Special Committee also dismissed Vic De Zen as Chairman of the Board. The Special Committee determined that Mr. De Zen, who resigned on December 18, 2003 as the company's co-Chief Executive Officer, Mr. Dunsmuir, and Mr. Goegan are not entitled to receive termination severance. The Special Committee has requested that all three resign as directors of the company.

    Robert Lamoureux, who joined Royal Group's Board in November 2003 as an independent director and who has been serving as the Board's lead director, will continue in that capacity. The Board expects to appoint a new Chairman at a future date and is undertaking a search for individuals who will further strengthen its Board as independent directors.

    The Board appointed V. James Sardo, an independent director who joined the Board in November 2003, to serve as the company's interim President and Chief Executive Officer and Mr. Lamoureux as interim Chief Financial Officer. Both men have been, and will continue to serve, on the Special Committee. The Board will be considering both internal and external candidates to fill the CEO and CFO positions for the longer-term.

    On November 8, 2004, the Special Committee retained Kroll Lindquist Avey (Kroll) to carryout forensic accounting work beyond the scope of the investigation that it completed earlier this year. The earlier work by Kroll, completed at the end of April 2004, concerned transactions between Royal Group and the Royal St. Kitts beach resort development, majority-owned by Mr. De Zen.

    In the early stages of its additional forensic work under the new mandate, Kroll identified and brought to the attention of the Special Committee information regarding a related-party land transaction completed in 1998, involving Mr. De Zen, Mr. Dunsmuir, and others, and which Mr. Goegan facilitated. The transaction concerned the purchase in Woodbridge, Ontario of approximately 185 acres of land by a numbered company, owned by Mr. De Zen and certain associates, including Mr. Dunsmuir, for $20.5 million. Immediately after the closing of that purchase the property was sold to Royal Group for approximately $27 million. The fact that the land purchase was a related-party transaction was not brought to the attention of the Board of Directors in 1998. The Board also was not informed about the profit that the related party would make on the purchase. The purchase was not authorized by the Board.

    "At the very least, in the unanimous opinion of the Special Committee," Mr. Sardo said, "the roles played by Mr. Dunsmuir, Mr. Goegan, and Mr. De Zen in these matters showed a breach of their responsibilities to the company causing us to terminate their positions.

    "It should be noted," Mr. Sardo continued, "that the related-party land purchase transaction took place more than six years ago and it does not appear to have had a material effect on the company's financial performance in 1998. It has no impact on Royal Group's current financial strength."

    The Special Committee also terminated for cause and without severance two other non-executive employees of the company, engaged in its tool and die manufacturing operations, Fortunato Bordin and Domenic D'Amico, as the result of their participation in the related-party land purchase transaction as investors in the numbered company.

    Jim Sardo, Royal Group's interim President and CEO, brings to his new role extensive senior management experience in publicly owned companies in Canada and internationally. Mr. Sardo, who was appointed to Royal Group's Board in November 2003, has served as President and/or CEO of six companies in diverse sectors, including building products, consumer products, automotive parts, printing, and retail.

    Mr. Sardo's previous senior corporate positions have included: President of the Canadian Operations of Moore Corporation Ltd., Toronto; President and CEO, Amre Inc. (was one of the largest home improvement window and siding companies in the U.S.), Dallas, Texas; President and CEO of SMK Speedy International Inc., Toronto; Chairman, President, and CEO, Firestone Canada Inc., Hamilton, Ontario; President of Bridgestone/Firestone's Firestone Industrial Products Company, Indianapolis, Indiana; and President and CEO of SNE Enterprises, Inc., Wausau, Wisconsin (one of the largest window manufacturers in the United States). He also currently serves as a director or trustee of five publicly owned companies and income funds, and is a former Director and Vice-Chairman of the National Wood, Window & Door Association in the U.S. He is also a member of the Institute of Corporate Directors.

    Robert Lamoureux, a Chartered Account, joined Royal's board in November 2003. He currently serves as lead director and chair of the audit committee. Mr. Lamoureux retired from PricewaterhouseCoopers in 2003, after nearly 35 years of service. During his career, he was an audit partner for a number of years and during his last three years he was National Leader of PwC's Corporate Governance practice. Mr. Lamoureux also serves on the board of one other Canadian public company. Mr. Lamoureux is a director of the Institute of Corporate Directors and Chair of its Ontario Chapter.

    "The changes that we made are necessary and significant," Mr. Sardo continued, "and we believe that the quality of the more than 9,000 people throughout the Royal Group who have helped to make this company one of Canada's leading domestic and international manufacturing success stories, the excellence of our products and manufacturing technologies, and the strong relationships that we have forged with suppliers and customers over the years, will enable the company to continue to prosper. We are taking immediate steps that we believe will result in further improvements to Royal Group's operating efficiencies and financial performance, while ensuring that we meet the needs of our customers, suppliers, and employees."

    As previously announced, the Special Committee's mandate includes all matters relating to the investigations and inquiries by the securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities.

    "The forensic work of Kroll is continuing, under the mandate provided to it when the Special Committee retained it earlier this month. As previously stated, we are committed to cooperating fully with the RCMP and the securities commissions and therefore intend to provide to them any significant findings resulting from Kroll's work," Mr. Sardo said.

    Kroll's forensic work, according to its mandate from the Special Committee, includes investigations of:

-	related-party transactions from January 1, 1996 to the present inclusive of all real estate dealings entered into by Royal Group with related parties;
-	any areas that the Special Committee and/or Kroll are able to determine are of concern to the RCMP and/or the Ontario Securities Commission (OSC);
-	any further areas regarding the St. Kitts project about which the RCMP and/or OSC have questions or require further information; and

-	any other area deemed appropriate by the Special Committee.

    Royal Group will be holding a conference call today at 11:00 a.m. The call will be simultaneously webcast in its entirety through the Investor Relations section of the company's web site - www.royalgrouptech.com. A replay of the call will be available on Royal Group's web site or by phone by dialing 416-640-1917 (replay access code 21103136 followed by the number sign). The telephone replay will be available approximately two hours after completion of the conference call through December 6, 2004. An archive of the call will be maintained on the web site for three months.

    Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and distribution services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

    The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; the ability to successfully replace our syndicated credit facility; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 29, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: James Sardo, Chairman of the Special Committee of Independent Directors, Royal Group Technologies Limited, (905) 264-0701; Richard W. Wertheim, Wertheim + Company Inc., (416) 594-1600, (416) 518-8479 (cell)